



Chris Thompson · 2nd

CEO at SideKick Mobile Technologies, Creators of the Sober Sidekick App sobersidekick.com

Marina del Rey, California, United States · Contact info

500+ connections

2 mutual connections: Kate Lynn and B. Wayne "BW" Barkley

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Sidekick Mobile Technologies

Eastern University

About

Founder - SoberSidekick.com

Featured

Link

The Opposite Of Addiction is Connection: Sober Sidekick...

Sober Sidekick

We at Sidekick Mobile Technologies recently have been doing a deep dive into data available to us by way of the social network sobriety platform we designed, Sober...

Post

Had a great time with Brian Mac Mahon discussing our bi...

ART OF STARTUP WAR
EPISODE 244
How Sober Sidekick Helps You Become The Hero Of Your Own Recovery Journey
Christopher Thompson

42 · 7 comments

Link

Never Alone

Sober Sidekick: Quit Drinking

App Store

You're never alone. Sober Sidekick is a sobriety and recovery app for those who are struggling with addiction or are in recovery from alcohol or drugs. Join our growing sober...

Activity

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3,372 followers

Chris Thompson commented on a post · 1d

Amazing work so far, and huge fan of your mission to empower communities from the ground up 🙏

75 · 3 comments

Chris Thompson reshared a post · 1d

Big thanks to Amplify for highlighting on Sober Sidekick and our "Social Meaningful" mission to build technology that fuels empathy based engagement.

...show more

10 · 1 comment

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Experience

Chief Executive Officer
Sidekick Mobile Technologies
Mar 2019 - Present · 3 yrs 4 mos
Greater Los Angeles Area

Connecting technology with empathy
sobersidekick.com

Sober Sidekick - Connecting empathy with technology
Because addiction thrives in isolation...

Co-Founder, Tech Lead
Eagle River Technologies
Dec 2016 - Nov 2018 · 2 yrs
King of Prussia

iOS Engineer
McCaFi
Dec 2017 - Jul 2018 · 8 mos
Greater New York City Area

Co Founder, Product Strategy
SplashFlood
Nov 2014 - May 2016 · 1 yr 7 mos
West Chester

We are working to build a revolutionary music sharing application which will allow musicians to gain connections and promote their music to a new audience for free.

Musician? Entrepreneur? You may be both!
"An artist is someone who uses bravery, insight, creativity, and boldness to challenge the status quo. And an artist takes it personally." — Seth Godin, Linchpin: Are You...

Program Assistant
Booster Enterprises
Aug 2014 - Nov 2014 · 4 mos

Show all 8 experiences →

Education

Eastern University
2013 - 2016

Clearwater Christian College
2012 - 2013

Skills

Public Speaking

 Endorsed by Alex Beaudreault who is highly skilled at this

Endorsed by 4 colleagues at Frontline Education

👥 25 endorsements

Research

Alex Beaudreault has given an endorsement for this skill

👥 19 endorsements

Social Media

 Endorsed by 8 people who know the skill

👥 17 endorsements

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Recommendations

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Publications

WSR33: Making A Splash In The Flood Of Music – Chris Thompson (SplashFlood)
WeSpin.co · Apr 10, 2015

(Show publication ↗)

Chris Thompson is a co-founder of SplashFlood, a music mobile app to be released in late Spring. SplashFlood is aimed to serve both musicians, who want to spread their music beyond existing audiences, and listene ...see more

Other authors



WSR33: Making A Splash In The Flood Of Music – Chris Thompson (SplashFlood)
WeSpin.co · Apr 10, 2015

(Show publication ↗)

Chris Thompson is a co-founder of SplashFlood, a music mobile app to be released in late Spring. SplashFlood is aimed to serve both musicians, who want to spread their music beyond existing audiences, and listene ...see more

Other authors



Interests

Influencers   Companies   Groups   Schools

Geoffrey Moore 🔗 · 3rd
Author, speaker, advisor, best known for Crossing the Chasm and Zone to Win with the latest book being The Infinite Staircase. Partner at Wildcat Venture Partners. Chairman Emeritus Chasm Group & Chasm Institute
660,271 followers

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Dr. Eslambolchi Hossein (Applied, Astro Physics), Neuro 🔗 2nd
Research
Venture Partner at CloudScale Capital Partners, LLC
352,183 followers

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